SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2016
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Notice of the 34th Annual General Meeting

of Shareholders

CONTENTS

Notice of Annual General Meeting of Shareholders	3
Matters to be Reported	4
• Audit Report of Audit Committee	*
• Business Report for the 34th Fiscal Year	5
• Report on Evaluation Results of Management Performance for Year 2015	*
• Report on Standards and Method of Payment on Remuneration of Directors	6
• Report on Transactions with the major shareholders, etc	12

Matters Requiring Resolution	13
General Information for Voting	14
• Agenda Item No. 1 Approval of Financial Statements for the 34th Fiscal Year	15
• Agenda Item No. 2 Amendment of Articles of Incorporation • Agenda Item No. 3 Election of Directors • Agenda Item No. 4 Election of Member of Audit Committee	67 69 79
• Agenda Item No. 5 Approval of Limit on Remuneration of Directors	81
• Agenda Item No. 6 Amendment of Executives’ Severance Pay Regulations	82

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

March 4, 2016

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 25, 2016 as described below.

At the Annual General Meeting, five items will be reported, including the Business Report for the 34th fiscal year and six items will be submitted, including the financial statements, to shareholders for approval.

Shareholders holding KT’s common shares as of December 31, 2015 will be entitled to vote at the 34th Annual General Meeting of Shareholders.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Friday, March 25, 2016 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at

       151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2015

Matters to be Reported

Business Report for the 34th Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Code (Approval and Public Notice of Financial statements, etc.), KT’s 34th annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT Separate basis, the revenue was recorded as KRW 16,942 billion in 2015, representing a decrease of 2.8% year-on-year, mainly due to a decrease in fixed-line service revenue and less merchandise sales volume. The operating profit was recorded as KRW 864 billion in gain. KT recorded net income of KRW 770 billion.

In 2015, KT focused on enhancing its service instead of acquiring subscribers due to stabilized Korean telecommunication industry. As LTE1 subscribers are expected to bring in higher wireless service revenue and tend to stay for longer period of time, KT will continue to migrate its subscriber base to LTE. As for the fixed line service, KT was the first to bring nationwide commercialization of GiGA Internet in October 2014 and was able to attain 1 million GiGA Internet subscribers as of December 2015. In addition to strengthening KT’s core business area of telecommunication, KT will endeavor to substantiate more synergies with subsidiaries to improve our overall profitability.

Subscribers of Major Services	(unit: 1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP	WiBro
Dec 2015	18,038	8,328	6,552	13,268	3,413	685
Dec 2014	17,300	8,129	5,859	13,849	3,411	753

[1]	Long-term Evolution

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment is reported as follows.

* Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

¨ Key Points of Executives Compensation Program

KT’s Executives Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance but also to strive for company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

¨ Executives Compensation Components

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and etc.

The annual salary, which is comprised of base salary and payment for responsibility of office, shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

The amount short-term performance-based incentives - offered in cash - are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of base salary

•	Inside directors’ incentives (excluding CEO): 0~140% of base salary

The amounts of long-term performance-based incentives - offered in the form of stock grant, with a lock-up period of three years—are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~340% of base salary

•	Inside directors’ incentives (excluding CEO): 0~119% of base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO = (average monthly salary) x (number of years in service) x (5)

•	Inside directors(excluding CEO) = (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

¨ Performance Criteria Elements

KT’s performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. Weighted Key Performance Index (KPI) is provided to set and assess the annual performance appraisal. The following table summarizes the KPI for CEO’s short-term performance appraisal in 2015.

	Annual KPI	Weight
Quantitative KPI (65)	KT Service Revenue	20
	Core Business Revenue	10
	KT Operating Profit	15
	KT Consolidated EBITDA[2]	20
Qualitative KPI (35)	Strengthening Core Business and Efficiency • Leading the Market on GiGA services • Enhancing the Cost Efficiency	15
	Boosting Global and Future Growth Business • Delivering Tangible Results in ICT based Convergence Business • Expanding Global Business	10
	Enhancing KT’s Reputation as the National Leading Company • Conducting National Network Business • Developing “Korea Creative Economy” Business Model	10

	Total	100

*	No incentive payment if scored below 70

The Evaluation and Compensation Committee has reviewed company’s performance in 2015, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 25, 2016.

[2]	EBITDA(Earnings Before Interest, Tax, Depreciation & Amortization): Operating profit + D&A

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution to enhance long-term financial and operational progress. Long-term performance based incentives are offered in accordance with TSR (Total Shareholder Return), which is calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

No long-term incentive will be offered if TSR scored below 85.

¨ Compensation for Outside Directors

Until February 2010, KT had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for activities to execute their duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires one year of lock-up period. The total remuneration for outside directors for 2015 was recorded at KRW 650 million. The stock grant will be offered in 2016.

¨ Summary of Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW billions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2013	1.9	0.6	0.6	0.08	2.5
2014	2.7	0.9	0.6	0.08	3.3
2015(E)	4.0	1.0	0.7	0.08	4.7

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW billions)

Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2013	2.5	6.5	38%
2014	3.3	5.9	56%
2015(E)	4.7	5.9	79%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives and provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2016 was proposed at the BOD meeting on March 3, 2016. Information regarding the Limit on Remuneration of Directors for the year 2016 is described on Agenda Item No.5.

¨ Share Ownership of Directors

Inside Directors can purchase KT shares from the market individually. In addition, Inside Directors are also rewarded with stock grants as long-term performance incentives according to TSR with a lock-up period of 3 years.

The following table shows Inside Director’s KT share ownership as of December 31st , 2015.

Name	Number of Shares		Method of Purchase
Chang-Gyu Hwang	5,000		Purchase from the market
Heon Moon Lim	Total (3,091)	907	Purchase from the market
		2,184	Stock Grant
Jeong Tae Park	Total (6,542)	5,004	Purchase from the market
		1,538	Stock Grant

Outside Directors were also rewarded with stock grant with a lock-up period of 1 year. Outside Directors’ current ownership of KT shares as of December 31st , 2015 are as follows:

Name		Number of Shares	Method of Purchase
Sang Kyun Cha	Total (3,509)	2,400	Purchase from the market
		1,109	Stock Grant
Do Kyun Song		713	Stock Grant
Jong-Gu Kim		376	Stock Grant
Suk-Gwon Chang		376	Stock Grant
Dae-Geun Park		376	Stock Grant
Chu-Hwan Yim		376	Stock Grant

Report on Transactions with the major shareholders, etc.

Pursuant to Article 542-9 of the Commercial Code (Transaction with the major stakeholders, etc.) and its enforcement ordinance Article 35, such transaction should be reported at the general shareholders’ meeting.

The following transaction refers to our equity investment in an affiliated company.

[2014 KTDS IT Outsourcing (ITO) Internal Transaction(Contract within KT Group)]

1.	Objectives

•	KT agreed corporate partnership with KTDS(Advanced in IT) to operate IT services while optimizing cost efficiency

2.	Contractor : KTDS (One of the subsidiaries providing information technology service, consulting and business solutions)

3.	Main Subject :

•	2014 Contract : KRW 169.8 Billion (January 1st, 2014 ~ March 31st, 2015)

•	2015 Updated(Extended) : KRW 44.3 Billion (April 1st, 2015 ~ June 30th, 2015)

4.	Terms(Period) of Validity : January 1st, 2014 ~ June 30th, 2015 (18 Months)

5.	Total Amount : KRW 214.1 Billion

[2015 KTDS IT Outsourcing (ITO) Internal Transaction(Extended Contract)]

1.	Objectives

•	Long term commitment is a win-win strategy for KT and KTDS. KT can enjoy high quality service along with enhanced cost efficiency, while KTDS accumulates experience to enhance its core IT competency.

2.	Contractor : KTDS (One of the subsidiaries providing information technology service, consulting and business solutions)

3.	Main Subject :

•	Fixed(Flat) Amount : KRW 182.2 Billion

•	Variable Amount : KRW 47.8 Billion (ITO scope updated newly-added services, ITO adjusted depending on scope of work, Internal Customers(Business Departments) requests incorporated)

4.	Terms(Period) of Validity : July 1st, 2015 ~ December 31st, 2016 (18 Months)

5.	Total Amount : KRW 230.0 Billion

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2015. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 244,849,800 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, 5, and 6 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee(Agenda Item No. 3). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,345,494 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda No. 1

Approval of Financial Statements for the 34th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 34th fiscal year, is requested.

The financial statements have been audited by independent auditor and filed on SEC as a 6-K on March 4, 2016.

The following financial statements are prepared in accordance with K-IFRS.

KT Consolidated Financial Statements

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	2015		2014

Assets

Current assets
Cash and cash equivalents	~~W~~	2,559,464	~~W~~	1,888,663
Trade and other receivables		4,878,878		4,813,761
Short-term loans receivable		—		710,368
Current finance lease receivables		5,739		258,982
Other financial assets		292,943		332,708
Current income tax assets		3,881		3,566
Inventories		525,366		393,271
Other current assets		316,905		349,615

Total current assets		8,583,176		8,750,934

Non-current assets
Trade and other receivables		679,751		848,863
Long-term loans receivable		15,877		584,914
Non-current finance lease receivables		8,519		325,431
Other financial assets		658,323		704,760
Property, plant and equipment		14,478,914		16,468,196
Investment property		1,102,070		1,059,630
Intangible assets		2,599,751		3,544,033
Investments in joint ventures and associates		270,029		338,780
Deferred income tax assets		842,417		1,077,920
Other non-current assets		102,358		72,041

Total non-current assets		20,758,009		25,024,568

Total assets	~~W~~	29,341,185	~~W~~	33,775,502

(in millions of Korean won)	2015		2014

Liabilities and Equity

Current liabilities
Trade and other payables	~~W~~	6,273,852	~~W~~	6,413,208
Current finance lease liabilities		61,175		20,155
Borrowings		1,726,098		2,955,644
Other financial liabilities		43,645		23,717
Current income tax liabilities		81,114		45,799
Provisions		103,907		111,439
Deferred revenue		98,427		143,530
Other current liabilities		251,688		278,752

Total current liabilities		8,639,906		9,992,244

Non-current liabilities
Trade and other payables		573,951		909,192
Non-current finance lease liabilities		95,022		34,852
Borrowings		6,908,799		9,859,741
Other financial liabilities		103,683		190,525
Defined benefit liabilities		524,083		593,838
Provisions		91,365		106,430
Deferred revenue		95,916		147,439
Deferred income tax liabilities		129,650		143,964
Other non-current liabilities		13,345		6,989

Total non-current liabilities		8,535,814		11,992,970

Total liabilities		17,175,720		21,985,214

Equity attributable to owners of the Parent Company

Capital stock		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		9,059,305		8,571,130
Accumulated other comprehensive income		13,870		25,790
Other components of equity		(1,232,863)		(1,260,709)

		10,845,069		10,340,968
Non-controlling interest		1,320,396		1,449,320

Total equity		12,165,465		11,790,288

Total liabilities and equity	~~W~~	29,341,185	~~W~~	33,775,502

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2015 and 2014

(in millions of Korean won, except per share amounts)
	2015		2014
Profit(loss) for the year:
Operating revenue	~~W~~	22,281,221	~~W~~	22,311,666
Operating expenses		20,988,277		22,718,256

Operating profit(loss)		1,292,944		(406,590)
Other income		488,183		253,433
Other expenses		(695,347)		(644,449)
Finance income		272,860		253,089
Finance costs		(645,331)		(802,738)
Income from associates and joint ventures		6,143		18,697

Profit (loss) from continuing operations before income tax		719,452		(1,328,558)
Income tax expense(benefit)		229,239		(275,982)

Profit (loss) for the year from continuing operations		490,213		(1,052,576)
Profit from discontinued operations		141,075		86,400

Profit (loss) for the year	~~W~~	631,288	~~W~~	(966,176)

Profit (loss) for the year attributable to:
Equity holders of the Parent Company:	~~W~~	552,964	~~W~~	(1,055,003)
Profit (loss) from continuing operations		410,648		(1,118,940)
Profit from discontinued operations		142,316		63,937
Non-controlling interest:	~~W~~	78,324	~~W~~	88,827
Profit from continuing operations		79,565		66,364
Profit (loss) from discontinued operations		(1,241)		22,463

Earnings (loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings (loss) per share	~~W~~	2,258	~~W~~	(4,316)
Basic earnings (loss) per share from continuing operations		1,677		(4,578)
Basic earnings per share from discontinued operations		581		262
Diluted earnings (loss) per share	~~W~~	2,258	~~W~~	(4,316)
Diluted earnings (loss) per share from continuing operations		1,677		(4,578)
Diluted earnings per share from discontinued operations		581		262

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	2015		2014

Profit (Loss) for the year	~~W~~	631,288	~~W~~	(966,176)

Other comprehensive income (loss)
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability		(37,872)		(236,637)
Shares of remeasurement loss from joint ventures and associates		(2,407)		(394)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets		47,381		39,336
Other comprehensive loss from available-for sale financial assets reclassified to loss		(83,397)		(17,173)
Net gains on cashflow hedges		111,914		16,990
Other comprehensive loss from cashflow hedges reclassified to loss		(97,962)		(44,795)
Shares of other comprehensive income (loss) from joint ventures and associates		(1,608)		3,902
Currency translation differences		(4,884)		3,526

Other comprehensive loss after income tax for the year		(68,835)		(235,245)

Total comprehensive income (loss) for the year	~~W~~	562,453	~~W~~	(1,201,421)

Comprehensive income (loss) for the year attributable to:
Equity holders of the Parent Company		501,021		(1,277,219)
Non-controlling interest		61,432		75,798

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2015 and 2014

	Attributable to equity holders of the Parent Company
(in millions of Korean won)	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non- controlling interest		Total equity

Balance at January 1, 2014	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,046,883	~~W~~	24,538	~~W~~	(1,320,943)	~~W~~	11,755,235	~~W~~	1,109,675	~~W~~	12,864,910

Comprehensive income
Profit (loss) for the year		—		—		(1,055,003)		—		—		(1,055,003)		88,827		(966,176)
Changes in value of available-for-sale financial assets		—		—		—		20,889		—		20,889		1,274		22,163
Remeasurements of the net defined benefit liability		—		—		(223,157)		—		—		(223,157)		(13,480)		(236,637)
Valuation gains (losses) on cashflow hedge		—		—		—		(27,821)		—		(27,821)		16		(27,805)
Shares of other comprehensive income of joint ventures and associates		—		—		—		3,726		—		3,726		176		3,902
Shares of gain on remeasurements of joint ventures and associates		—		—		(311)		—		—		(311)		(83)		(394)
Currency translation differences		—		—		—		4,458		—		4,458		(932)		3,526

Total comprehensive income (loss) for the year		—		—		(1,278,471)		1,252		—		(1,277,219)		75,798		(1,201,421)

Transactions with equity holders
Dividends		—		—		(195,112)		—		—		(195,112)		—		(195,112)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(27,683)		(27,683)
Appropriations of loss on disposal of treasury stock		—		—		(2,170)		—		2,170		—		—		—
Changes in consolidation scope		—		—		—		—		—		—		198,260		198,260
Change in ownership interest in subsidiaries		—		—		—		—		26,601		26,601		(6,372)		20,229
Disposal of treasury stock		—		—		—		—		34,148		34,148		—		34,148
Rights issue		—		—		—		—		—		—		99,033		99,033
Others		—		—		—		—		(2,685)		(2,685)		609		(2,076)

Total transactions with equity holders for the year		—		—		(197,282)		—		60,234		(137,048)		263,847		126,799

Balance at December 31, 2014	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

Balance at January 1, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

Comprehensive income
Profit for the year		—		—		552,964		—		—		552,964		78,324		631,288
Changes in value of available-for-sale financial assets		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation gains on cashflow hedge		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive income of joint ventures and associates		—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of loss on remeasurements of joint ventures and associates		—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Currency translation differences		—		—		—		(177)		—		(177)		(4,707)		(4,884)

Total comprehensive income (loss) for the year		—		—		512,941		(11,920)		—		501,021		61,432		562,453

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(41,575)		(41,575)
Changes in consolidation scope		—		—		—		—		—		—		(154,188)		(154,188)
Change in ownership interest in subsidiaries		—		—		—		—		(2,968)		(2,968)		2,699		(269)
Appropriations of loss on disposal of treasury stock		—		—		(24,766)		—		24,766		—		—		—
Others		—		—		—		—		6,048		6,048		2,708		8,756

Total transactions with equity holders for the year		—		—		(24,766)		—		27,846		3,080		(190,356)		(187,276)

Balance at December 31, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	2015		2014

Cash flows from operating activities
Cash generated from operations	~~W~~	4,579,260	~~W~~	2,379,311
Interest paid		(436,363)		(604,012)
Interest received		128,422		192,563
Dividends received		35,768		32,106
Income tax paid		(77,122)		(83,555)

Net cash inflow from operating activities		4,229,965		1,916,413

Cash flows from investing activities
Collection of loans		38,856		37,589
Loans granted		(79,136)		(82,258)
Disposal of derivatives		176,681		—
Disposal of available-for-sale financial assets		243,125		77,365
Acquisition of available-for-sale financial assets		(99,111)		(78,095)
Disposal of investments in joint ventures and associates		42,946		22,251
Acquisition of investments in joint ventures and associates		(12,238)		(18,396)
Disposal of current and non-current financial instruments		363,260		630,216
Acquisition of current and non-current financial instruments		(341,373)		(427,585)
Disposal of property, plant and equipment and investment property		28,303		77,644
Acquisition of property, plant and equipment and investment property		(3,115,728)		(2,852,869)
Disposal of intangible assets		25,841		9,438
Acquisition of intangible assets		(399,377)		(578,377)
Increase (decrease) in cash due to exclusion from consolidation scope		741,834		(9,284)
Increase (decrease) in cash due to inclusion in consolidation scope		(15,751)		21,403

Net cash outflow from investing activities		(2,401,868)		(3,170,958)

Cash flows from financing activities
Proceeds from borrowings and bonds		5,675,302		10,037,067
Repayments of borrowings and bonds		(6,648,177)		(8,757,284)
Disposal of treasury stock		—		34,053
Settlement of derivative assets and liabilities, net		(3,371)		(66,484)
Cash inflow from consolidated capital transactions		—		99,211
Dividends paid to shareholders		(41,575)		(222,773)
Decrease in finance leases liabilities		(146,175)		(52,099)

Net cash inflow (outflow) from financing activities		(1,163,996)		1,071,691

Effect of exchange rate change of cash and cash equivalents		6,700		648

Net increase (decrease) in cash and cash equivalents		670,801		(182,206)
Cash and cash equivalents

Beginning of the year		1,888,663		2,070,869

End of the year	~~W~~	2,559,464	~~W~~	1,888,663

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110, Consolidated Financial Statements, and its 54 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2015	2014	Financial year end

KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.80%	44.80%	December 31
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	91.40%	93.80%	December 31
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.90%	36.90%	December 31
KT Telecop Co., Ltd.	Security service	Domestic	86.80%	86.80%	December 31
KT Hitel Co., Ltd.	Data communication	Domestic	67.10%	67.10%	December 31
KT Service Nambu Co., Ltd	Opening services of fixed line	Domestic	67.31%	—	December 31
KT Service Bukbu Co., Ltd	Opening services of fixed line	Domestic	77.32%	—	December 31
KT Commerce Inc.	B2C, B2B service	Domestic	100.00%	100.00%	December 31
KT New Business Fund No. 1	Investment fund	Domestic	100.00%	100.00%	December 31
KTC Media Contents Fund 2	New technology investment fund	Domestic	71.42%	71.42%	December 31
KT Strategic Investment Fund No. 1	Investment fund	Domestic	100.00%	100.00%	December 31
KT Strategic Investment Fund No. 2	Investment fund	Domestic	100.00%	100.00%	December 31
BC Card Co., Ltd.	Credit card business	Domestic	69.50%	69.50%	December 31
VP Inc.	Payment security service for credit card, others	Domestic	50.90%	50.90%	December 31
H&C Network	Call centre for financial sectors	Domestic	100.00%	100.00%	December 31
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.00%	100.00%	December 31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.00%	57.00%	December 31
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.10%	81.10%	December 31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.30%	95.30%	December 31
KT M Hows Co., Ltd.	Mobile marketing	Domestic	65.00%	51.00%	December 31
KT M&S Co., Ltd.	PCS distribution	Domestic	100.00%	100.00%	December 31
KT Music Corporation [4]	Online music production and distribution	Domestic	49.90%	49.90%	December 31
KT Skylife Co., Ltd.[2]	Satellite broadcasting business	Domestic	49.90%	49.90%	December 31

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2015	2014	Financial year end

Skylife TV Co., Ltd.	TV contents provider	Domestic	92.60%	92.60%	December 31
KT Estate Inc.	Residential building development and supply	Domestic	100.00%	100.00%	December 31
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.00%	100.00%	December 31
NEXR Co., Ltd.	Cloud system implementation	Domestic	100.00%	100.00%	December 31
KTSB Data service	Data centre development and related service	Domestic	51.00%	51.00%	December 31
KT Innoedu Co., Ltd.	E-learning business	Domestic	95.59%	48.40%	December 31
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.00%	100.00%	December 31
Nasmedia, Inc.[3]	Online advertisement	Domestic	45.40%	45.40%	December 31
KT Sports	Management of sports group	Domestic	100.00%	100.00%	December 31
KT Music Contents Fund No. 1	Music contents investment business	Domestic	80.00%	80.00%	December 31
KT-Michigan Global Content Fund	Content investment business	Domestic	81.30%	81.30%	December 31
Autopion Co., Ltd.	Service for information and communication	Domestic	100.00%	100.00%	December 31
K-Realty Rental Housing REIT 1	Investment in real estate	Domestic	100.00%	100.00%	December 31
KTCS Corporation [2]	Database and online information provider	Domestic	30.93%	30.30%	December 31
KTIS Corporation [2]	Database and online information provider	Domestic	30.01%	29.30%	December 31
KT M mobile	Special category telecommunications operator and sales of communication device	Domestic	100.00%	—	December 31
KT Investment.Co., Ltd	Technology business finance	Domestic	100.00%	—	December 31
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.00%	51.00%	December 31
Africa Olleh Services Ltd.	System integration and maintenance	Rwanda	51.00%	51.00%	December 31
KT Belgium	Foreign investment business	Belgium	100.00%	100.00%	December 31
KT ORS Belgium	Foreign investment business	Belgium	100.00%	100.00%	December 31
NgeneBio [4]	Medicine and Pharmacy development business	Domestic	49.83%	—	December 31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.00%	100.00%	December 31
KBTO sp.zo.Co.,	Electronic communication business	Poland	60.00%	60.00%	December 31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.00%	100.00%	December 31

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2015	2014	Financial year end

KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.00%	100.00%	December 31
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.00%	100.00%	December 31
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.00%	91.00%	December 31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.00%	100.00%	December 31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.00%	99.00%	December 31
PT. BCCard Asia Pacific	Credit finance and New technology investment business	Indonesia	99.90%	—	December 31

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Even though the Controlling Company has less than 50% ownership in this subsidiary, this entity is consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.

Changes in scope of consolidation in 2015 are as follows:

Changes	Location	Subsidiaries	Reason

Included	Domestic	KT M mobile	Newly established
	Domestic	KT Investment Co., Ltd	Newly established
	Domestic	KT Service Nambu Co., Ltd	Additional Acquisition of ownership interest
	Domestic	KT Service Bukbu Co., Ltd	Additional Acquisition of ownership interest
	Domestic	NgeneBio	Newly Established
	Indonesia	PT. BCCard Asia Pacific	Newly Established
Excluded	Domestic	KT Media Hub Co. Ltd.	Merged
	Domestic	Incheon U-city Co., Ltd.	Disposed of
	Domestic	KT Rental	Disposed of
	Domestic	KT Auto Lease Corporation	Disposed of
	Domestic	KT Rental Auto Care Corporation	Disposed of
	Domestic	GREEN CAR Co., Ltd.	Disposed of
	Domestic	Enswers Inc.	Disposed of
	Domestic	Sofnics, Inc.	Liquidated
	Domestic	Best Partners Co., Ltd.	Liquidated
	Domestic	T-ON Telecom	Liquidated
	Domestic	KT Capital Co., Ltd.	Disposed of
	Domestic	Gyeonggi-KT Green Growth Fund	Disposed of
	Domestic	Consus Changwon Private Estate Investment Trust	Disposed of
	Domestic	Ustream Korea Inc.	Liquidated
	Domestic	Centios Co., Ltd.	Liquidated
	Vietnam	Kumho Rent-a-car(Vietnam) Co., Ltd.	Disposed of
	Philippines	Centios Philippines, Inc.	Disposed of

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenue		Net income (loss)

KT Powertel Co., Ltd.	~~W~~	113,515	~~W~~	21,182	~~W~~	103,851	~~W~~	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		114,345		3,449
KT Submarine Co., Ltd.		160,314		63,518		66,418		4,145
KT Telecop Co., Ltd.		269,191		134,966		300,648		(7,593)
KT Hitel Co., Ltd.		235,757		33,938		160,545		7,258
KT Service Bukbu Co., Ltd[2]		31,879		22,627		89,121		(4,630)
KT Service Nambu Co., Ltd[2]		20,729		10,567		109,998		(5,055)
BC Card Co., Ltd.[1]		2,963,952		1,945,634		3,504,095		218,969
H&C Network[1]		248,189		70,635		240,889		19,513
Nasmedia, Inc.		141,733		72,202		45,490		9,916
KTDS Co., Ltd.[1]		162,518		116,654		422,599		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,350		1,728
KT M&S Co., Ltd.		256,246		217,892		852,778		(18,776)
KT Music Corporation		90,518		30,704		89,179		3,446
KT Skylife Co., Ltd.[1]		711,294		217,850		660,957		72,987
KT Estate Inc.[1]		1,539,899		187,368		323,917		34,090
KTSB Data service		23,063		1,730		4,384		(2,444)
KT Innoedu Co., Ltd.		5,858		7,585		18,087		(4,288)
KT Sat Co., Ltd.		679,959		210,110		133,228		27,174
KT Sports		15,341		11,643		51,674		(3,836)
KT Music Contents Fund No.1		10,206		47		468		(111)
KT-Michigan Global Content Fund		5,401		—		436		(209)
Autopion Co., Ltd.		7,102		3,317		10,574		1,123
KT M mobile		64,756		13,121		42,436		(36,725)
KT Investment Co., Ltd		49,485		30,827		2,615		(219)
NgeneBio		7,894		4,683		—		(434)
KTCS Corporation[1]		346,949		194,367		1,065,847		13,685
KTIS Corporation		211,164		55,370		461,098		15,041
Korea Telecom Japan Co., Ltd.		13,889		14,393		25,334		(248)
Korea Telecom China Co., Ltd.		909		198		874		(95)
KT Dutch B.V.[1]		49,057		13,861		31,346		(1,438)
Korea Telecom America, Inc.		6,016		1,378		6,391		156
PT. KT Indonesia		22		—		—		(9)
Olleh Rwanda Networks Ltd.		188,951		147,653		5,706		(28,721)
KT Belguium		77,058		4		—		(127)
KT ORS Belgium		1,996		20		—		(75)
KBTO sp.zo.		1,471		1,817		—		(328)
Africa Olleh Services Ltd.		11,928		12,187		8,712		(923)

(in millions of Korean won)	2014
	Total assets		Total liabilities		Operating revenue		Net income (loss)

KT Powertel Co., Ltd.	~~W~~	157,330	~~W~~	29,996	~~W~~	104,865	~~W~~	5,368
KT Linkus Co., Ltd.		70,718		64,043		106,265		1,076
KT Submarine Co., Ltd.		111,877		16,188		76,653		9,018
KT Telecop Co., Ltd.		305,988		161,188		257,029		(6,576)
KT Hitel Co., Ltd.[1]		226,994		31,429		492,408		12,205
KT Capital Co., Ltd.[1]		2,038,263		1,759,641		186,104		69,491
BC Card Co., Ltd.[1]		2,700,388		1,794,923		3,294,267		134,450
H&C Network[1]		223,896		69,537		216,730		8,506
Nasmedia, Inc.		97,502		34,933		29,855		7,956
Sofnics, Inc.		213		48		331		(1,029)
KTDS Co., Ltd[1].		92,676		58,486		353,414		(11,394)
KT M Hows Co., Ltd.		22,846		17,446		22,772		(5,626)
KT M&S Co., Ltd.		281,787		221,227		885,386		6,391
KT Music Corporation		83,386		27,069		86,340		3,240
KT Skylife Co., Ltd.[1]		683,009		246,326		652,994		55,162
KT Estate Inc.[1]		1,473,042		143,284		280,391		13,943
KTSB Dataservice		25,094		1,384		2,455		(3,960)
Centios Co., Ltd [1]		40,503		26,464		21,953		(4,012)
Enswers Inc.		7,260		23,244		2,950		(4,533)
Ustream Inc.		635		246		1,691		(1,313)
KT Innoedu Co., Ltd.		8,761		11,913		21,006		(7,291)
KT Rental [1]		2,656,385		2,317,650		1,070,153		51,388
KT Media Hub Co., Ltd.		172,621		76,995		335,244		14,054
KT Sat Co., Ltd.		480,689		45,540		139,152		30,016
Best Partners Co., Ltd.		113		100		345		(753)
T-ON Telecom		2,543		1,903		41		(1,802)
KT Sports		15,753		8,220		42,235		(1,305)
KT Music Contents Fund No.1		10,573		304		230		(74)
KT-Michigan Global Content Fund		5,610		—		29		(617)
Autopion Co., Ltd.		5,791		3,194		9,888		662
KTCS Corporation 1,		303,574		155,603		233,844		4,704
KTIS Corporation		215,741		68,046		83,812		(539)
Korea Telecom Japan Co., Ltd.		16,551		21,279		34,695		(22,769)
Korea Telecom China Co., Ltd.		1,011		213		1,532		(25)
KT Dutch B.V.[1]		42,951		10,332		25,712		30
Korea Telecom America, Inc.		5,627		1,295		6,318		211
PT. KT Indonesia		32		—		—		1
Olleh Rwanda Networks Ltd.		201,130		105,095		3,197		(18,984)
KT Belguium		72,405		14		—		(192)
KT ORS Belgium		1,932		6		—		(82)
KBTO sp.zo.o.,		3		33		—		(32)
Africa Olleh Services Ltd.		9,870		255		4,773		(1,772)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2015. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company newly applied the following enacted and amended standards for the annual period beginning on January 1, 2015:

•	Amendment to Korean IFRS 1019, Employee Benefits

Amendment to Korean IFRS 1019, Employee Benefits, allows a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. The Company expects that the application of this amendment would not have a material impact on its consolidated financial statements.

•	Annual improvements to Korean IFRS 2010-2012 Cycle

Annual improvements to Korean IFRS 2010-2012 Cycle include the following amendments and the application of these amendments does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of a ‘vesting conditions’, ‘performance condition’, and ‘service condition’.

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies the classification and measurement of contingent consideration in the business combination.

•	Amendment to Korean IFRS 1108, Operating Segments

Korean IFRS 1108, Operating Segments, requires disclosure of the judgments made by management in aggregating operating segments and a reconciliation of the reportable segments’ assets to the entity’s assets.

•	Amendments to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets

Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets, clarify how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.

•	Amendment to Korean IFRS 1024, Related Party Disclosures

Korean IFRS 1024, Related Party Disclosures, includes, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity.

•	Annual improvements to Korean IFRS 2011-2013 Cycle

Annual improvements to Korean IFRS 2011-2013 Cycle include the following amendments and the application of these amendments does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies that Korean IFRS 1103 does not apply to the accounting for the formation of any joint arrangement.

•	Amendment to Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, clarifies that the portfolio exception, which allows an entity to measure the fair value of a group of financial instruments on a net basis, applies to all contracts including non-financial contracts within the scope of Korean IFRS 1039.

•	Amendment to Korean IFRS 1040, Investment property

Korean IFRS 1040, Investment property, clarifies that Korean IFRS 1040 and Korean IFRS 1103 are not mutually exclusive.

(2)	New standards, amendments and interpretations not yet adopted

New standards and amendments issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Group expects that these standards and amendments would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investment in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Korean IFRS 1111, Joint Agreements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Further, new standards issued, but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

2.3	Consolidation

The Company has prepared the consolidated financial statements in accordance with Korean IFRS 1110, Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has control. The Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Company obtains control of a subsidiary and ceases when the Company loses control of the subsidiary.

The Company applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Company recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3)	Disposal of subsidiaries

If the Company loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Company has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Company recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5)	Joint arrangement

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

(3)	Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognised in other comprehensive income

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

A regular way purchase of financial assets shall be recognized as applicable, using trade date accounting. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income(expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	3 – 40 years
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from ten to 40 years.

2.12	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

(2)	Intangible assets except goodwill

Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 - 6 years
Software	6 years
Industrial property rights	5 - 10 years
Frequency usage rights	5.75 - 15 years
Others[1]	2 - 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.14	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other non-operating income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.15	Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are tested annually for impairment. Depreciable assets are tested for impairment when there is any indication an asset may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16	Financial Liabilities

(1)	Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

As it was unable to measure the embedded derivatives separately from its host contract, the Company designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Company designated as at fair value through profit or loss is a foreign convertible bond.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.18	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.19	Employee Benefits

(1)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.20	Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.21	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.22	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.23	Capital Stock

Common stocks are classified as equity.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.24	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed and the reward points expire 12 months after the initial sale.

2.25	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.26	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.27	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.28	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2015 consolidated financial statements of the Company was approved by the Board of Directors on January 28, 2016, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 31).

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment, Intangible Assets and Investment Property

Depreciation on the property and equipment, intangible assets and investment property excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

ø	For more details of the notes, please refer to the Consolidated Audit Report that has been filed on SEC as a 6-K on March 4, 2016

KT Separate Financial Statements

KT Corporation

Separate Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	2015		2014

Assets

Current assets
Cash and cash equivalents	~~W~~	1,126,991	~~W~~	469,255
Trade and other receivables		2,974,117		2,977,621
Other financial assets		2,051		16,433
Inventories		327,240		201,870
Current income tax assets		1,942		1,721
Other current assets		204,579		169,607

Total current assets		4,636,920		3,836,507

Non-current assets
Trade and other receivables		605,181		722,658
Other financial assets		218,582		136,581
Property and equipment		12,144,964		12,418,683
Investment property		683,511		694,626
Intangible assets		1,804,083		2,443,023
Investments in subsidiaries, associates and joint ventures		3,541,837		3,838,200
Deferred income tax assets		556,488		791,136
Other non-current assets		30,929		38,882

Total non-current assets		19,585,575		21,083,789

Total assets	~~W~~	24,222,495	~~W~~	24,920,296

KT Corporation

Separate Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	2015		2014

Liabilities and equity

Current liabilities
Trade and other payables	~~W~~	4,111,275	~~W~~	4,329,018
Borrowings		1,510,933		1,631,993
Other financial liabilities		40,710		19,137
Accrued provisions		101,163		105,878
Deferred revenue		90,507		129,306
Other current liabilities		124,244		115,380

Total current liabilities		5,978,832		6,330,712

Non-current liabilities
Trade and other payables		620,306		783,887
Borrowings		6,608,665		7,363,547
Other financial liabilities		18,385		107,667
Defined benefit liabilities		429,936		502,354
Accrued provisions		82,190		88,362
Deferred revenue		87,386		131,168
Other non-current liabilities		12,839		6,745
Total non-current liabilities		7,859,707		8,983,730
Total liabilities		13,838,539		15,314,442

Equity
Capital stock		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		8,446,950		7,729,425
Accumulated other comprehensive loss		(17,270)		(24,193)
Other components of equity		(1,050,481)		(1,104,135)

Total equity		10,383,956		9,605,854

Total liabilities and equity	~~W~~	24,222,495	~~W~~	24,920,296

KT Corporation

Separate Statements of Income

Years ended December 31, 2015 and 2014

(in millions of Korean won, except per share amounts)
	2015		2014

Operating revenue	~~W~~	16,942,357	~~W~~	17,435,803
Operating expenses		16,078,497		18,155,293

Operating profit(loss)		863,860		(719,490)
Other income		1,045,760		362,500
Other expenses		536,239		594,505
Finance income		243,050		219,501
Finance costs		606,000		742,156

Profit(loss) before income tax benefit		1,010,431		(1,474,150)
Income tax expense(benefit)		240,107		(332,261)

Profit(loss) for the year	~~W~~	770,324	~~W~~	(1,141,889)

Earnings(loss) per share
Basic earnings(loss) per share	~~W~~	3,146	~~W~~	(4,667)
Diluted earnings(loss) per share		3,146		(4,667)

KT Corporation

Separate Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	2015		2014

Profit(loss) for the year	~~W~~	770,324	~~W~~	(1,141,889)

Other comprehensive income(loss)

Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability		(28,033)		(208,652)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets		8,596		7,314
Net reclassification adjustment for realized gains of available-for-sale financial assets		(18,023)		—
Net valuation gains (losses) on cashflow hedges		114,749		16,737
Net reclassification adjustment for cashflow hedges		(98,399)		(44,795)

Total other comprehensive income(loss)	~~W~~	(21,110)	~~W~~	(229,396)

Total comprehensive profit(loss) for the year	~~W~~	749,214	~~W~~	(1,371,285)

KT Corporation

Separate Statements of Changes in Equity

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	Capital stock		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total

Balance as of January 1, 2014	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,277,248	~~W~~	(3,449)	~~W~~	(1,234,499)	~~W~~	11,044,057

Comprehensive income
Loss for the year		—		—		(1,141,889)		—		—		(1,141,889)
Valuation of available-for-sale financial assets		—		—		—		7,314		—		7,314
Remeasurement of net defined benefit liabilities		—		—		(208,652)		—		—		(208,652)
Valuation of derivatives used for hedging		—		—		—		(28,058)		—		(28,058)

Total Comprehensive income(loss) for the year		—		—		(1,350,541)		(20,744)		—		(1,371,285)

Transactions with equity holders
Dividends		—		—		(195,112)		—		—		(195,112)
Appropriation of loss on disposal of treasury stock		—		—		(2,170)		—		2,170		—
Disposal of treasury stock		—		—		—		—		28,011		28,011
Merger of subsidiaries spun-off		—		—		—		—		96,696		96,696
Others		—		—		—		—		3,487		3,487

		—		—		(197,282)		—		130,364		(66,918)

Balances as of December 31, 2014	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Balance as of January 1, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Comprehensive income
Loss for the year		—		—		770,324		—		—		770,324
Valuation of available-for-sale financial assets		—		—		—		(9,427)		—		(9,427)
Remeasurement of net defined benefit liabilities		—		—		(28,033)		—		—		(28,033)
Valuation of derivatives used for hedging		—		—		—		16,350		—		16,350

Total Comprehensive income(loss) for the year		—		—		742,291		6,923		—		749,214

Transactions with equity holders
Appropriation of loss on disposal of treasury stock		—		—		(24,766)		—		24,766		—
Merger of subsidiaries spun-off		—		—		—		—		25,198		25,198
Others		—		—		—		—		3,690		3,690

		—		—		(24,766)		—		53,654		28,888

Balances as of December 31, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

KT Corporation

Separate Statements of Cash Flows

Years ended December 31, 2015 and 2014

(in millions of Korean won)
	2015		2014

Cash flows from operating activities
Cash generated from operations	~~W~~	3,812,885	~~W~~	1,821,212
Interest paid		(371,246)		(470,747)
Interest received		23,934		21,078
Dividends received		101,756		147,488
Income tax paid		1,721		49,655

Net cash inflow from operating activities		3,569,050		1,568,686

Cash flows from investing activities
Collection of loans		27,355		29,183
Loans granted		(73,910)		(26,084)
Disposal of short-term financial instruments		7,944		—
Acquisition of short-term financial instruments		(1,184)		—
Acquisition of long-term financial instruments		—		(3,150)
Disposal of financial assets at fair value through the profit or loss		5,577		—
Disposal of derivatives		176,681		—
Disposal of available-for-sale financial assets		39,510		8,199
Acquisition of available-for-sale financial assets		(9,263)		(10,503)
Disposal of Investments in subsidiaries, associates and joint ventures		844,203		28,698
Acquisition of Investments in subsidiaries, associates and joint ventures		(164,528)		(68,686)
Disposal of property and equipment and investment property		26,277		67,505
Acquisition of property and equipment and investment property		(2,395,953)		(2,501,310)
Disposal of intangible assets		20,965		6,216
Acquisition of intangible assets		(275,709)		(487,812)
Cash inflow due to a merger		66,513		—

Net cash outflow from in investing activities		(1,705,522)		(2,957,744)

Cash flows from financing activities
Proceeds from borrowings		4,407,764		7,835,277
Payments of borrowings		(5,468,740)		(6,622,436)
Settlement of derivatives assets and liabilities, net		(3,897)		(65,630)

Decrease in finance leases liabilities		(143,771)		(117,528)

Net cash inflow(outflow) from financing activities		(1,208,644)		834,571

Exchange losses on cash and cash equivalents		2,852		(204)

Net increase(decrease) in cash and cash equivalents		657,736		(554,691)
Cash and cash equivalents
Beginning of the year		469,255		1,023,946

End of the year	~~W~~	1,126,991	~~W~~	469,255

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2015, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

A.	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(3)	New standards and amendments adopted by the Company

The Company newly applied the following amended and enacted standards for the annual period beginning on January 1, 2015:

•	Amendment to Korean IFRS 1019, Employee Benefits

Korean IFRS 1019, Employee Benefits, allows a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. The application of this amendment does not have a material impact on the consolidated financial statements.

•	Annual Improvements to Korean IFRS 2010-2012 Cycle

•	Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of a ‘vesting conditions’, ‘performance condition’, and ‘service condition’.

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies the classification and measurement of contingent consideration in the business combination.

•	Amendment to Korean IFRS 1108, Operating Segments

Korean IFRS 1108, Operating Segments, requires disclosures of the judgments made by management in aggregating operating segments and a reconciliation of the reportable segments’ assets to the entity’s assets.

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets

Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets, clarify how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.

•	Amendment to Korean IFRS 1024, Related Party Disclosures

Korean IFRS 1024, Related Party Disclosures, includes, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (‘the management entity’).

•	Annual Improvements to Korean IFRS 2011-2013 Cycle:

•	Amendment to Korean IFRS 1103, Business Combination

Korean IFRS 1103, Business Combination, clarifies that Korean IFRS 1103 does not apply to the accounting for the formation of any joint arrangement.

•	Amendment to Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, clarifies that the portfolio exception, which allows an entity to measure the fair value of a group of financial instruments on a net basis, applies to all contracts (including non-financial contracts) within the scope of Korean IFRS 1039.

•	Amendment to Korean IFRS 1040, Investment property

Korean IFRS 1040, Investment property, clarifies that Korean IFRS 1040 and Korean IFRS 1103 are not mutually exclusive.

Other standards and amendments which are effective for the annual period beginning on January 1, 2015, do not have a material impact on the consolidated financial statements of the Group.

(2)	New standards, amendments and interpretations not yet adopted

New standards and amendments issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Group expects that these standards and amendments would not have a material impact on its financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Korean IFRS 1111, Joint Agreements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Further, new standards issued, but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are separate financial statements based on Korean IFRS 1027, Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in ‘Korean won’, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income(expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income(expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings		5 – 40 years
Structures		5 – 40 years
Telecommunications equipment		3 – 40 years
	Vehicles	4 years
Others	Tools	4 years
	Office equipment	4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives.

2.12	Intangible Assets

(3)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(4)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost. These assets have definite useful lives and carried at historical cost less accumulated amortization and accumulated impairment loss except for facility usage rights. Intangible assets with definite useful life are amortized using the straight-line method over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) are regarded as intangible assets with indefinite useful life and not amortized because there is no foreseeable limit to the period over which the assets are expected to be utilized.

The estimated useful lives used for amortizing intangible assets are as follows:

Estimated Useful Lives
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	7 – 15 years
Others [1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.14	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.15	Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are tested annually for impairment, depreciable assets are tested for impairment when there is any indication an asset may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.18	Employee Benefits

(3)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.19	Share-based Payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.20	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.21	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

2.22	Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such stocks are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

2.23	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(8)	Sales of services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(9)	Sales of goods

Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(10)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(11)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(12)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(13)	Customer loyalty programme

The Company operates a customer loyalty programme in which customers are granted rewards points. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.24	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the company and its subsidiaries based on systemetic and reasonable methods.

2.25	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2015 separate financial statements of the Company was approved by the Board of Directors on February 16, 2016, which is subject to change with approval at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The income generated from operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

3.3	Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

ø	For more details of the notes, please refer to the Separate Audit Report that has been filed on SEC as a 6-K on March 4, 2016

Agenda No. 2

Amendment of Articles of Incorporation

Pursuant to Article 433(Method of Amendments) and Article 434(Special Resolutions for Amendments) of Commercial Code, approval of the Amendment of Articles of Incorporation is requested.

Approval of the following amendments to the Articles of Incorporation is requested

(1)	Inclusion of ”Information security and certification service” as new Subparagraph 26 of Article 2(Purpose) and designation of the existing Subparagraph 26 of Article 2 as Subparagraph 27 of Article 2

KT expects to derive revenues from Wiz Stick, the world’s first personal portable security platform, and it plans to enter into the infrastructure-based information security market to offer fingerprint authorization services on mobile and internet-of-things (IOT) devices. Accordingly, KT proposes to amend its existing Articles of Incorporation to clarify its engagement in the information security and certification business.

(2)	Deletion of the existing content of Subparagraph 2 of Article 50 (Guarantee of Personnel Status) in its entirety and replacement with “The retirement age of employees of KT shall be prescribed in accordance with the Act on Prohibition of Age Discrimination in Employment and Aged Employment Promotion.”

Article 19 of the Act on Prohibition of Age Discrimination in Employment and Aged Employment Promotion (the “Act”) was amended to raise the official retirement age to 60 years or older in Korea, effective January 1, 2016. In order to ensure compliance with the Act, KT proposes to amend its existing Articles of Incorporation to extend the retirement age of its employees from 58 to 60. Please note that KT has amended its Human Resources Regulation to extend the retirement age to 60, effective January 1, 2016.

Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment
Article 2. (Purpose) The objective of kt is to engage in the following business activities 26. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 2. (Purpose)

The objective of KT is to engage in the following business activities

26. Information security and certification service

27. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 50. (Guarantee of Personnel Status)

② The retirement age of the employee of kt shall be prescribed in accordance with Paragraph 2 of Article (6)of Addenda of the Laws Repealing the Korea Telecom Act.

Article 50. (Guarantee of Personnel Status)

② The retirement age of employees of KT shall be prescribed in accordance with the Act on Prohibition of Age Discrimination in Employment and Aged Employment Promotion.

Addendum(March 25, 2016) These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders

Agenda No. 3

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of Commercial Code, and Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 34th Annual General Meeting of Shareholders, two(2) Inside Directors and three(3) Outside Directors shall be elected. Mr. Chang-Gyu Hwang, the CEO and President of KT nominated two(2) Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended three(3) Outside Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 3-1, Inside Director Candidate> Mr. Heon Moon Lim

¨	Date of birth: November 15, 1960

¨	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 25, 2016 to the 35th Annual General Meeting of Shareholders (one year)

¨	Present occupation: Chief Marketing Officer, KT

¨	Education

¡ 1998	Ph.D., Business Administration, Seoul National University

¡ 1986	M.A., Business Administration, Seoul National University

¡ 1984	B.A., Business Administration, Yonsei University

¨	Professional associations

¡ 2015 – Present	Chief Marketing Officer, KT

¡ 2014 – 2015	Head of Customer Business Group, KT

¡ 2013 – 2014	Professor, Department of Economics and Management, Chungnam National University

¡ 2012 – 2013	Chief Operating Officer of KT Telecom & Convergence Group

¡ 2012	Chief Operating Officer of Home Customer Strategy BU, KT Home Business Group

¡ 2010 – 2012	Head of Home Customer Strategy BU, KT Home Business Group

¡ 2010	Head of Home Integrated Marketing Communication BU, KT Home Business Group

<Agenda Item No. 3-2, Inside Director Candidate> Mr. Hyeon Mo Ku

¨	Date of birth: January 13, 1964

¨	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 25, 2016 to the 35th Annual General Meeting of Shareholders (one year)

¨	Present occupation: Chief Operating Officer, KT

¨	Education

¡ 1998	Ph.D, Management Engineering, KAIST

¡ 1987	M.S., Management Science, KAIST

¡ 1985	B.E., Industrial Engineering, Seoul National University

¨	Professional associations

¡ 2015 – Present	Chief Operating Officer, KT

¡ 2014 – 2015	Chief Secretary, KT

¡ 2013 – 2014	Head of Operating Office of KT Telecom & Convergence Group

¡ 2011 – 2012	Head of KT Retail Channel Business Unit

¡ 2010 – 2011	Head of KT Mobile Business Strategy Business Unit

¡ 2009 – 2010	Head of KT Corporate Management Strategy Department

<Agenda Item No. 3-3, Outside Director Candidate> Mr. Do Kyun Song

¨	Date of birth: September 20, 1943

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: Bae, Kim & Lee LLC in 2013-2015, legal consultation contract with KT (No transactions related to the candidate)

¨	Term of office: March 25, 2016 to the 37th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Senior Advisor, Bae, Kim & Lee LLC

¨	Education

¡ 1971	B.A., Foreign Studies(Spanish), Hankuk University

¨	Professional associations

¡ 2011 – Present	Senior Advisor, Bae, Kim & Lee LLC

¡ 2008 – 2011	Standing Commissioner, Korea Communications Commission

¡ 2005 – 2008	Chaired Professor, Sookmyung Women’s University

¡ 2003 – 2004	Chairman, Korean Broadcasters Association

¡ 1999 – 2005	Representative Director, Seoul Broadcasting System

<Agenda Item No. 3-4, Outside Director Candidate> Mr. Sang Kyun Cha

¨	Date of birth: February 19, 1958

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 25, 2016 to the 37th Annual General Meeting of Shareholders (three years)

¨	Present occupation:

¡ Professor of Electrical and Computer Engineering, Seoul National University

¨	Education

¡ 1991	Ph.D, Electrical Engineering(Database Systems), Stanford University

¡ 1982	M.S., Control & Instrumentation Engineering, Seoul National University

¡ 1980	B.S., Electrical Engineering, Seoul National University

¨ Professional associations

¡ 1992 – Present	Professor of Electrical and Computer Engineering, Seoul National University

¡ 2015 – Present	General Chair of IEEE International Conference on Data Engineering 2015

¡ 2014 – Present	Director of Big Data Institute, Seoul National University

¡ 2012 – 2015	Member of Finance Committee, Seoul National University

¡ 2006 – 2008	Director of Automation and Systems Research Institute, Seoul National University

<Agenda Item No. 3-5, Outside Director Candidate> Mr. Dae Ho Kim

¨	Date of birth: May 18, 1960

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 25, 2016 to the 35th Annual General Meeting of Shareholders (one year)

¨	Present occupation: Professor, Department of Communications and Information, Inha University, Korea
*	Current outside director of Seoul Broadcasting System

¨	Education

¡ 1991 – 1994	Ph.D., Cultural Studies (Emphasis: Broadcasting and Communication Governance, (Dissertation: Broadcasting and the State in the UK during the 1990s: Thatcherism and the Crisis of Public Service Broadcasting), University of Birmingham, UK

¡ 1984 – 1986	M.A., Mass Communication, Department of Mass Communication and Information, Seoul National University

¡ 1980 – 1984	B.A., Mass Communication, Department of Mass Communication and Information, Seoul National University

¨	Professional associations

¡ 1999 – Present	Professor, Department of Communications and Information, Inha University,

¡ 2014 – Present	Non-Executive Director, Korea Internet and Security Agency

¡ 2013 – Present	Member, Administration Review Committee, Korea Communications Commission

¡ 2014 – 2015	Member, Financial Innovation Committee, Financial Service Commission

¡ 2013 – 2015	Councilor, National Economic Advisory Council

ø Board of Directors after AGM

1) BOD Members

Before AGM	After AGM

¨ Inside Directors
Chang-Gyu Hwang, President&CEO	Chang-Gyu Hwang, President&CEO
Heon Moon Lim	Heon Moon Lim
Jeong Tae Park	Hyeon Mo Ku

¨ Outside Directors
Do Kyun Song	Do Kyun Song
Dong-Wook Chung*	Dong-Wook Chung*
Sang Kyun Cha*	Sang Kyun Cha*
Jong-Gu Kim*	Jong-Gu Kim*
Chu-Hwan Yim	Dae Ho Kim
Daiwon Hyun	Daiwon Hyun
Suk-Gwon Chang	Suk-Gwon Chang
Dae-Geun Park*	Dae-Geun Park*

*	Members of Audit Committee

Refers to directors who are new candidates for KT Board of Directors

2) Biographies of Current Directors

Do Kyun Song
Date of Birth	September 20, 1943
Current Position	Senior Advisor, Bae, Kim & Lee LLC
Percentage of BOD Meeting Attendance	100%
Professional History • Standing Commissioner, Korea Communications Commission • Chaired Professor, Sookmyung Women’s University

Dong-Wook Chung
Date of Birth	August 22, 1949
Current Position	Senior Counsel, Law Firm Kim¸Choi & Lim
Percentage of BOD Meeting Attendance	100%

Professional History • Lawyer, Law Firm Kim, Chang & Lee • Prosecutor, Seoul High Prosecutors’ Office

Sang Kyun Cha
Date of Birth	February 19, 1958
Current Position	Professor, Department of Electrical and Computer Engineering, Seoul National University
Percentage of BOD Meeting Attendance	92%
Professional History • General Chair of IEEE International Conference on Data Engineering 2015 • Director of Big Data Institute, Seoul National University

Jong-Gu Kim
Date of Birth	July 7, 1941
Current Position	Corporation lawyer of New Dimension Law Group
Percentage of BOD Meeting Attendance	83%
Professional History • The 46th Minister of Ministry of Justice • Director of the Seoul High Prosecutors’ Office • The 35th Vice-Minister of Ministry of Justice

Chu-Hwan Yim
Date of Birth	February 9, 1949
Current Position	Guest Professor of Department of Electronics and Information Engineering, Korea University
Percentage of BOD Meeting Attendance	83%

Professional History • Member of Presidential Advisory Council on Science & Technology • Chairman of ITU Plenipotentiary 2014 • President of KLabs

Daiwon Hyun
Date of Birth	August 1, 1964
Current Position	Professor, Mass Communication & Director of Sogang Communication Center, School of Communication Sogang University
Percentage of BOD Meeting Attendance	88%

Professional History

•       Chairman, Korea Digital Content Industry Forum

•       Advisor to the President for Creative and Innovative Economic Team, National Economic Advisory Council (NEAC)

•       Professor, Mass Communication & Director of Sogang Communication Center, School of Communication Sogang University

Suk-Gwon Chang
Date of Birth	February 21, 1956
Current Position	Professor of MIS & Telecommunications, School of Business Hanyang University
Percentage of BOD Meeting Attendance	92%

Professional History

•       President, The Korean Operations Research and Management Science Society (KORMS)

•       Director, Korea Internet & Security Agency (KISA)

•       Advisory Committee Member, Communications Technology Advisory Group, Korea Communications Commission

•       Chairman, Korea Association for Telecommunications Policies

Dae-Geun Park

Date of Birth	March 15, 1958
Current Position	Dean of the College of Economics and Finance, Hanyang University
Percentage of BOD Meeting Attendance	83%

Professional History

•       Co-Team Leader, Financial Services Bureau TF, Financial Services Commission

•       Chairman, Financial Development Council, Financial Services Commission

•       Consultant Committee of Fund Management, Korea Securities Depository

•       Committee Member, Korea Finance Corporations

*	Percentage of BOD Meeting attendance is calculated over 2015

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Chang- Gyu Hwang	Jan. 2014	Jan. 2014	AGM 2017
	Heon Moon Lim	Mar. 2014	Mar. 2016*	AGM 2017*
	Hyeon Mo Ku	Mar. 2016*	Mar. 2016*	AGM 2017*
Outside Directors	Do Kyun Song	Mar. 2013	Mar. 2016*	AGM 2019*
	Sang Kyun Cha	Mar. 2012	Mar. 2016*	AGM 2019*
	Jong-Gu Kim	Mar. 2014	Mar. 2014	AGM 2017
	Suk-Gwon Chang	Mar. 2014	Mar. 2015	AGM 2018
	Dae-Geun Park	Mar. 2014	Mar. 2014	AGM 2017
	Dong- Wook Chung	Mar. 2015	Mar. 2015	AGM 2018
	Daiwon Hyun	Mar. 2015	Mar. 2015	AGM 2018
	Dae Ho Kim	Mar. 2016*	Mar. 2016*	AGM 2017*

*	implies the date under the assumption of approval of election at the 34th AGM.

Refers to directors who are new candidates for KT Board of Directors

Agenda Item No. 4

Election of member of Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors.

At this Annual General Meeting of Shareholders, one(1) member of the Audit Committee will be elected.

ø Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,345,494 shares) are not entitled to any voting rights exceeding the “3% limit”.

Biographies of the candidates are as follows:

<Agenda Item No. 4> Mr. Sang Kyun Cha

¨	Reason for recommendation: Mr. Cha has actively served as an audit committee member for the past three years out of his four-year tenure as an outside director of KT. These experiences brought him deep knowledge about KT with significant contributions to BOD through his ICT expertise. He earned his Ph.D degree in Electrical Engineering (Database Systems) at Stanford University and is now working as a professor of Electrical and Computer Engineering department of Seoul National University. He is also actively building his career as a general chair of IEEE International Conference on Data Engineering and a director of Big Data Institute at Seoul National University. KT expects Mr. Cha to contribute his valuable experiences of IT Technology(Big Data) to its development.

¨	Date of birth: February 19, 1958

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2016 to the 37th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Professor of Electrical and Computer Engineering, Seoul National University

¨	Education

¡ 1991	Ph.D, Electrical Engineering(Database Systems), Stanford University

¡ 1982	M.S., Control & Instrumentation Engineering, Seoul National University

¡ 1980	B.S., Electrical Engineering, Seoul National University

¨	Professional associations

¡ 1992 – Present	Professor of Electrical and Computer Engineering, Seoul National University

¡ 2015 – Present	General Chair of IEEE International Conference on Data Engineering 2015

¡ 2014 – Present	Director of Big Data Institute, Seoul National University

¡ 2012 – 2015	Member of Finance Committee, Seoul National University

¡ 2006 – 2008	Director of Automation and Systems Research Institute, Seoul National University

Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2016 proposed by the BOD is KRW 5.9 billion, which is the same as last year.

Agenda Item No. 6

Amendment of Executives’ Severance Pay Regulations

Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of amendment of the rules on Severance Payment for Executive Directors is required.

Pursuant to Article 31 of Articles of Incorporation of KT, changes in severance payment for directors are subject to resolution of the General Meeting of Shareholders.

The proposed change for severance payment for Executive Directors has been drafted following the approval by the Evaluation and Compensation Committee, which is comprised of Non-executive Independent Directors only. This amendment is to clarify the ranks of officers affected by the regulation and aggregated period of tenure for the purpose of calculating severance payment. It includes (1) deleting “executive officers” and replacing with “managing officers” to conform to KT’s Articles of Incorporation, (2) specifying the ranks of officers affected by the regulation as officers of the rank of senior vice president or higher based on the KT’s rank criteria, and (3) limiting the period for calculating severance payment to the tenure of senior vice president or higher officer based on the KT’s rank criteria considering different rank criteria of officers between KT and its affiliates and subsidiaries. The current amendment is expected to prevent incorrect payment of executives’ severance pay.

The proposed amendment is as follows:

Before Amendment	After Amendment
Article 2. (Subject) This Regulation shall apply to the president and inside directors, executive officers of KT.	Article 2. (Subject) This Regulation shall apply to the President and inside directors, managing officers of KT.

Article 4 . (Base)

The base for calculating severance payment is,

1. CEO : Paid annual salary for 5 months before the day caused severance pay

2. Inside director : Paid annual salary for 3 months before the day caused severance pay

3. Executive officer : Paid annual salary for 2.5 months before the day caused severance pay

Article 4 . (Base Pay)

The base pay for calculating severance payment is,

1. CEO : Total annual salary except short-term performance-based incentives, long-term performance-based incentives,

paid in the 5-month period immediately preceding the date of termination

2. Inside director : Total annual salary except short-term performance-based incentives, long-term performance-based incentives paid in the 3-month period immediately preceding the date of termination

3. Managing officer : Total annual salary except short-term performance-based incentives, long-term performance-based incentives paid in the 2.5-month period immediately preceding the date of termination

Article 5.1 (Exchange Executive Officers)

① In order to promote exchange of executive officers among KT and its affiliates and subsidiaries including any entity that KT has invested in or may invest in or KT has or may have direct or indirect control over (collectively as “KT Affiliates” and individually as “KT Affiliate”), an executive officer, for the purpose of calculating severance payments, may aggregate the periods of tenure at the former and current corporations of the executive officer. The foregoing provision, however, shall only be applicable if the severance payment of such executive officer has been transferred from the former corporation to the current corporation.

Article 5.1 (Exchange Managing Officers)

① In order to promote exchange of managing officers among KT and its affiliates and subsidiaries including any entity that KT has invested in or may invest in or KT has or may have direct or indirect control over (collectively as “KT Affiliates” and individually as “KT Affiliate”), an managing officer, for the purpose of calculating severance payments, may aggregate the periods of tenure at the former and current corporations of the managing officer. The foregoing provision, however, shall only be applicable if the severance payment of such managing officer has been transferred from the former corporation to the current corporation.

Before Amendment	After Amendment
(New Paragraph)	② Managing officer in paragraph 1 above refers to an officer of the rank of senior vice president or higher based on the KT’s rank criteria, and the period of tenure for calculating severance payment is also limited to the tenure of serving as senior vice president or higher officer based on the KT’s rank criteria.

② When an executive officer is appointed to one of the KT Affiliates, KT may, at the option of such executive officer, transfer the severance payment of such executive officer to the applicable KT Affiliate.	③ When a managing officer is appointed to one of the KT Affiliates, KT may, at the option of such managing officer, transfer the severance payment of such managing officer to the applicable KT Affiliate.

③ Paragraphs 1 and 2 above shall be applicable only if agreements exist with respect to the aggregation of periods of tenure and the transfer of severance payments between the relevant corporations.	④ Paragraphs 1, 2 and 3 of Article 5.1 shall be applicable only if agreements exist with respect to the aggregation of periods of tenure and the transfer of severance payments between the relevant corporations.